

March 20, 2014

<u>Via E-mail</u>
Mr. Gregory A. Hann
Executive Vice President and Chief Financial Officer
Wesco Aircraft Holdings, Inc.
27727 Avenue Scott
Valencia, CA 91355

  Re: **Wesco Aircraft Holdings, Inc.**
    Form 10-K
    Filed December 10, 2013
    File No. 1-35253

Dear Mr. Hann:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Branch Chief